UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Insignia Systems, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

45765Y105
(CUSIP Number)

Jacob Haft Ma-Weaver Cable Car Capital LLC 1449 Washington Street #6 San Francisco, California 94109 (415) 857-1965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765Y105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cable Car Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,334,583
8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
1,334,583
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,334,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.05%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Funicular Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,309,583
8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
1,309,583
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,309,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.85%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

Item 1.	Security and Issuer

The security to which this statement relates is the common stock, $.01 par value (the “Common Stock”), of Insignia Systems, Inc. (the “Issuer”), whose principal executive offices are located at 8799 Brooklyn Boulevard, Minneapolis, Minnesota 55445.

Item 2.	Identity and Background
(a)	This statement is being filed jointly by Cable Car Capital LLC (“Cable Car”), a California limited liability company, and The Funicular Fund, LP (the “Fund”), a Delaware limited partnership, (together, the “Reporting Persons”) with respect to Shares beneficially owned and held of record by accounts, including the Fund, for which Cable Car serves as investment adviser with full discretionary authority. Cable Car is the General Partner of the Fund and serves as investment manager to the Fund pursuant to a written advisory agreement. Jacob Haft Ma-Weaver, a United States citizen, is the Managing Member of Cable Car and the individual responsible for directing the voting and disposition of shares held by the Reporting Persons through the Fund and in separate accounts managed by Cable Car.
(b)	The principal business address for the Reporting Persons is 1449 Washington Street #6, San Francisco, California 94109.
(c)	Cable Car is an investment adviser registered with the state securities authority of California. Its principal business is investment management. The Fund is a private investment partnership whose principal business is investing and trading in securities. Mr. Ma-Weaver has sole discretionary authority over the accounts of the Reporting Persons.
(d)	During the last five years, neither of the Reporting Persons nor Mr. Ma-Weaver has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, neither of the Reporting Persons nor Mr. Ma-Weaver has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Considerations

The Shares to which this amended Schedule 13D relates were acquired for an aggregate purchase price of approximately $1,486,261.98 inclusive of brokerage commissions. Funds for the purchase were obtained from the available capital of the Fund and another account managed by Cable Car. Although the Reporting Persons have the ability to obtain margin loans in the ordinary course of business, no part of the purchase price was obtained on margin or through any other borrowings.

Item 4.	Purpose of Transaction

The purpose of this amendment is to disclose an increase in ownership by the Fund in an amount exceeding one percent of the class. Of the 1,334,583 Shares to which this Schedule relates, 1,309,583 are held by the Fund and 25,000 are held in a personal account managed by Cable Car. There is no change in the Reporting Person's previously disclosed intentions to report.

Item 5.	Interest in Securities of the Issuer
(a)	The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on 12,074,218 shares outstanding, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q with the Securities and Exchange Commission on November 13, 2019.
(b)	Cable Car Capital LLC has sole voting and dispositive power over the shares reported herein, including shares held by The Funicular Fund, LP.
(c)	The table below sets forth transactions during the past sixty days in accounts managed by the Reporting Person. The price per share is a weighted average price, inclusive of brokerage commissions, across multiple transactions on the open market. The transactions include agency transactions between advisory clients of Cable Car Capital LLC effected with client consent and not for compensation.

Date	Reporting Person	Type	Shares of Common Stock	Price Per Share ($)
December 19, 2019	The Funicular Fund, LP	Purchase	22,695	$0.7758
December 19, 2019	Cable Car Capital LLC	Sale	22,695	$0.7581
January 8, 2020	The Funicular Fund, LP	Purchase	8,650	$0.7645
January 10, 2020	The Funicular Fund, LP	Purchase	25,641	$0.7812
January 13, 2020	The Funicular Fund, LP	Purchase	5,079	$0.7832
January 14, 2020	The Funicular Fund, LP	Purchase	1,841	$0.7881
January 15, 2020	The Funicular Fund, LP	Purchase	40,949	$0.7924
January 16, 2020	The Funicular Fund, LP	Purchase	3,301	$0.7926
January 17, 2020	The Funicular Fund, LP	Purchase	17,300	$0.7793
January 27, 2020	The Funicular Fund, LP	Purchase	20,760	$0.7804
January 28, 2020	The Funicular Fund, LP	Purchase	4,900	$0.7929
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Insignia Systems, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

Date: January 30, 2019

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2020
Dated
/s/ Jacob Ma-Weaver
Signature
Jacob Ma-Weaver/Managing Member
Name/Title Cable Car Capital LLC
January 29, 2020
Dated
/s/ Jacob Ma-Weaver
Signature
Jacob Ma-Weaver/Managing Member of the General Partner
Name/Title The Funicular Fund, LP

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).